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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                              (AMENDMENT NO.        ) (1)
                                           ---------

                             Martin Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    57326K102
                          ---------------------------
                                 (CUSIP Number)




---------------------------
               (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 57326K102               13G                          PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Roderick V. Schlosser
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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY
--------------------------------------------------------------------------------
     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                           5   SOLE VOTING POWER
           NUMBER OF
            SHARES             10,000 shares(1)
         BENEFICIALLY     ------------------------------------------------------
           OWNED BY        6   SHARED VOTING POWER
             EACH
           REPORTING           3,330,050 shares(2)(3)
            PERSON        ------------------------------------------------------
             WITH          7   SOLE DISPOSITIVE POWER

                               10,000 shares(1)
                          ------------------------------------------------------
                           8   SHARED DISPOSITIVE POWER

                               3,330,050 shares(2)(3)
--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,340,050 shares (1)(2)(3)
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           38.64%(4)
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1. (a)    NAME OF ISSUER:  Martin Industries, Inc.

ITEM 1. (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               301 East Tennessee Street
               Florence, Alabama 35630


ITEM 2. (a)    NAME OF PERSON FILING:  Roderick V. Schlosser

ITEM 2. (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               301 East Tennessee Street
               Florence, Alabama 35630

ITEM 2. (c)    CITIZENSHIP: United States of America

ITEM 2. (d)    TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value

ITEM 2. (e)    CUSIP NO.: 57326K102

ITEM 3.        Not applicable


ITEM 4.        OWNERSHIP.

       (a)   Amount Beneficially Owned:

             3,340,050 shares (1)(2)(3)

       (b)   Percent of Class:  38.64% (4)

       (c)   Number of Shares as to Which Such Person Has:

             (i)      Sole power to vote or to direct the vote:

                      10,000 shares (1)

             (ii)     Shared power to vote or to direct the vote:

                      3,330,050 (2)(3)

             (iii)    Sole power to dispose or to direct the disposition of:

                      10,000 shares (1)


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              (iv)   Shared power to dispose or to direct the disposition of:

                     3,330,050 shares (2)(3)


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              The reporting person serves as a trustee of the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP"). Participants in the ESOP are entitled to direct the voting of shares allocated to their ESOP accounts. To the extent dividends are declared and paid, the dividends attributable to the ESOP's shares, including shares allocated to participants' accounts, may, pursuant to the terms of the ESOP, be directed by the Administrative Committee of the ESOP to be used to reduce the debt incurred by the ESOP for its original acquisition of the Common Stock held by the ESOP. In such event, the dividends paid with respect to allocated shares are paid to participants in the form of additional shares released to such participants' ESOP accounts. As of December 31, 1997, the ESOP owned of record 3,330,050 shares of Common Stock, or 38.52% of the shares outstanding on such date, of which 1,619,851 shares had been allocated to the accounts of participating employees.

              William H. Martin, James D. Wilson, William D. Biggs, Jim D. Caudle, Sr., Herbert J. Dickson, Bill G. Hughey, Louis J. Martin, II and Charles
R. Martin serve as members of the Administrative Committee, and James D. Wilson, Louis J. Martin, II and the reporting person serve as trustees of the ESOP. The individual members of the Administrative Committee and the trustees also beneficially own additional shares of Common Stock in the Company that are not owned of record by the ESOP, and each member has made an individual filing on
Schedule 13G. Except for the reporting person, no member of the Administrative Committee or trustee is currently a participant in the ESOP. The reporting person disclaims beneficial ownership of the shares held by the ESOP that have not been allocated to the participant's account and further disclaims that the ESOP and its trustees and Administrative Committee constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.



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ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.  See Item 6 above.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.


ITEM 10.      CERTIFICATION.

              Not applicable.





















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NOTES TO SCHEDULE 13G

(1) Includes 6,000 shares of Common Stock which Mr. Schlosser is entitled to acquire pursuant to options to acquire said shares that are exercisable in full within 60 days. Does not include 7,000 shares of Common Stock which Mr. Schlosser is entitled to acquire pursuant to options to acquire said shares that are not exercisable within 60 days.

(2) Includes 3,330,050 shares of Common Stock held by the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP"). Mr. Schlosser acts as a trustee of the ESOP. Participants in the ESOP are entitled to direct the voting of shares allocated to their ESOP accounts. Pursuant to the terms of the ESOP, the Administrative Committee of the ESOP is responsible for certain investment decisions (including decisions regarding acquisition and disposition) regarding assets held by the ESOP. In the event the trustees of the ESOP receive an offer to sell or to tender all shares of the Common Stock held by the ESOP, the Administrative Committee, without solicitation of approval from participating employees (unless the committee decides otherwise), determines whether or not to tender or sell said shares. Mr. Schlosser is a participant in the ESOP but disclaims beneficial ownership of the Common Stock held by the ESOP that has not been allocated to his account.

(3) Includes 8,400 shares of Common Stock that have been allocated to Mr. Schlosser's account pursuant to the terms of the ESOP. Said 8,400 shares is an estimated number. The final determination of shares of Common Stock to be allocated under the ESOP for 1997 had not been made as of the date of this filing.

(4) Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 1997 received from the Issuer on February 9, 1998. Also, solely for the purpose of computing the percentage of outstanding Common Stock held by the reporting person, the shares of Common Stock which the reporting person has the right to acquire upon exercise of options that were exercisable within 60 days are deemed to be outstanding.










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                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1998                       /s/ RODERICK V. SCHLOSSER
       --------------------          ------------------------------------------
                                                   Roderick V. Schlosser




































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